Execution Copy

AMENDING AGREEMENT NO.1

THIS AMENDING AGREEMENT NO.1 ("Amending Agreement") is made on the 28th day of May, 2012 between **HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE**, a corporation incorporated under the laws of Canada (the "**Borrower**") and **HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, as represented by the Minister of Economic Development and Innovation** (the "**Lender**").

RECITALS

A. Her Majesty the Queen in the Right of the Province of Ontario, as represented by the Minister of Economic Development and Trade and the Borrower have entered into a secured financing arrangement pursuant to a loan agreement as of the 28th day of September, 2011 but shall be effective for all purposes as of the 1st day of October, 2010 (the "**Loan Agreement**").

B. The name of the Minister representing the Her Majesty the Queen in right of the Province of Ontario and the name of the corresponding Ministry have been changed.

C. To permit the Borrower to grant licensing rights to a third-party in return for a Five Million Dollars ($5,000,000) equity investment, the Lender has released its security interest in the Intellectual Property.

D. The parties agree that terms used in this Amending Agreement which are defined in the Loan Agreement have, unless otherwise set forth in this Amending Agreement, the respective meanings specified in the Loan Agreement.

E. The parties wish to amend the Loan Agreement as provided herein.

FOR VALUE RECEIVED, the parties agree as follows:

1. The Loan Agreement is hereby amended in its entirety to reflect the following name changes:

   (a) from "Minister of Economic Development and Trade" to "Minister of Economic Development and Innovation"; and

   (b) from "Ministry of Economic Development and Trade" to "Ministry of Economic Development and Innovation".

2. Section 3(a)(iv) of Schedule "K" of the Loan Agreement shall be deleted in its entirety and replaced with the following:

   "Intangibles. All present and future intangible personal property of the Borrower including, but not limited to, all contract rights, goodwill, patents,

trade marks, copyrights and all other chooses in action of the Borrower of every kind, whether due at the present time or hereafter to become due or owing and excluding only (A) the Product Intellectual Property, as defined in the Intellectual Property License Agreement between the Borrower and CommScope, Inc. of North Carolina, dated August 12, 2010, attached hereto as Annex 3; and (B) the Intellectual Property;"

3. All other terms and conditions of the Loan Agreement remain in full force and effect. Effective the date hereof, this Amending Agreement and the Loan Agreement shall be read together as one (1) agreement.

4. This Amending Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one (1) agreement. Delivery by facsimile transmission or electronic mail of a counterpart of this Amending Agreement signed by a party shall be as effective as a manual delivery by such party of an original signed counterpart of this Amending Agreement.

5. This Amending Agreement shall be subject to and construed in accordance with the laws of Province of Ontario and the federal laws of Canada applicable thereto and the parties submit to the exclusive jurisdiction of the Ontario courts.

[The remainder of this page is intentionally left blank; Signature page to follow.]

IN WITNESS HEREOF each of the parties hereto has caused this Amending Agreement to be executed as of the date first written above.

HYDROGENICS CORPORATION - CORPORATION HYDROGÉNIQUE

By: ______________________
Name: Daryl Wilson
Title: CEO

By: ______________________
Name: Jennifer Barber
Title: CFO

I/We have authority to bind the Corporation.

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ONTARIO, as represented by the Minister of Economic Development and Innovation

By: ______________________
Name: Gregory Wootton
Title: Director, IFPB